

**LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

10 February 2006

SUPPL



06011308

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 9 February 2006, Re: Compliance of the Securities Commission's condition on LICB to meet Lion Forest Industries Berhad's public shareholding spread for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

3/6



Form Version 2.0

## General Announcement

Submitted by DT_K & N KENANGA on 09-02-2006 18:09:42
Reference No O&-060209-59709

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | K & N KENANGA BHD |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | LION INDUSTRIES CORPORATION BERHAD |
| * Stock name | : | LIONIND |
| * Stock code | : | 4235 |
| * Contact person | : | Perry Lye / Marcus Fong |
| * Designation | : | Manager / Executive |

* Type : ● Announcement ( ) Reply to query

* Subject :

**LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")**

**Compliance of the Securities Commission's condition on LICB to meet Lion Forest Industries Berhad's public shareholding spread**

* **Contents :-**

We refer to the Company's announcement dated 3 January 2006.

On behalf of the Company, K&N Kenanga Bhd hereby announce that the Company has been informed by Lion Forest Industries Berhad (**"LFIB"**) that the appeal submitted by Silverstone Corporation Berhad (**"SCB"**) to the Securities Commission (**"SC"**) dated 14 October 2005, in relation to SCB's proposed disposal of Silverstone Berhad to LFIB, was not approved by the SC.

In view thereof, LICB is currently considering the next course of action to rectify LFIB's public spread and will make the necessary announcement on any further development.

This announcement is dated 9 February 2006.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

K & N KENANGA BHD (15678-H)
CORPORATE FINANCE
17TH FLOOR, SUITE 17.06
KENANGA INTERNATIONAL
JALAN SULTAN ISMAIL, 50250 KUALA LUMPUR
TEL: 03-2164 6689 FAX: 03-2164 6690